Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Tencent Music Entertainment Group (the “Company”). Prospective investors should read the listing document dated September 15, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. For further information about the risks associated with our WVR structure, see the section headed “Risk Factors — Risks Related to Our Corporate Structure” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 1698)

(NYSE Stock Ticker: TME)

LISTING BY WAY OF INTRODUCTION ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Liquidity Arrangements regarding the Average Daily Trading Volume of the Class A Ordinary Shares on the Hong Kong Stock Exchange and Expiry of

Bridging Period on October 20, 2022

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide updates on the average daily trading volume of the Class A ordinary shares on the Hong Kong Stock Exchange.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated September 15, 2022 (the “Formal Notice”), the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated September 21, 2022 (the “September 21 Announcement”), and the announcements in relation to liquidity arrangements regarding the average daily trading volume of the Class A ordinary shares on the Hong Kong Stock Exchange dated September 28, 2022, October 5, 2022 and October 12, 2022 (the “Weekly Liquidity Announcements”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the September 21 Announcement and the Weekly Liquidity Announcements issued by the Company.

As at the date of this announcement, there are 3,390,154,262 ordinary shares of the Company issued and outstanding, comprising 1,675,015,084(1) Class A ordinary shares and 1,715,139,178 Class B ordinary shares.

LIQUIDITY ARRANGEMENTS REGARDING THE AVERAGE DAILY TRADING VOLUME OF THE CLASS A ORDINARY SHARES ON THE HONG KONG STOCK EXCHANGE

Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange commenced on September 21, 2022.

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Bridging Period (being a period of 30 calendar days from and including the Listing Date) started from 9:00 a.m. on September 21, 2022 and will end at 4:10 p.m. on October 20, 2022.

The following table sets forth the average daily trading volume and average daily turnover of our Class A ordinary shares on the Hong Kong Stock Exchange from October 13, 2022 to October 19, 2022.

	Average daily trading volume of our Class A ordinary shares (number of shares)	Average daily turnover of our Class A ordinary shares (in millions) (HK$)	Average daily trading volume of our Class A ordinary shares (as a percentage of the total Class A ordinary shares) (%)
October 13, 2022 to October 19, 2022	86,280	1.33	0.01

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Note:

(1)	Excluding 42.0 million Class A ordinary shares issued to a wholly-owned subsidiary of the Company for future granting of awards under our Share Incentive Plans and/or such other purposes as our Company may determine in its absolute discretion. Taking into account of the 42.0 million Class A ordinary shares issued to the wholly-owned subsidiary mentioned above, the total number of Class A ordinary shares of the Company is 1,717,015,084.

EXPIRY OF BRIDGING PERIOD

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Bridging Period is a period of 30 calendar days from and including the Listing Date (which was on September 21, 2022). The Bridging Period shall end on October 20, 2022. Upon expiry of the Bridging Period, the bridging arrangements as described in the Listing Document and the roles of the Designated Dealer and the Alternate Designated Dealer shall be terminated.

By Order of the Board Tencent Music Entertainment Group Cussion Kar Shun Pang Executive Chairman

Hong Kong, October 19, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang and Mr. Zhenyu Xie as the executive directors, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as the non-executive directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as the independent non-executive directors.